FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2003

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        Attached to the Registrant’s Form 6-K for the month of June 2003 and incorporated by reference herein is the Registrant’s immediate report dated June 19, 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL SYSTEMS SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: June 19, 2003

CRYSTAL SYSTEMS SOLUTIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Crystal Systems Solutions Ltd. (the “Company”) will be held on Wednesday, July 23, 2003 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)	To elect 9 directors to the Board of Directors of the Company;

(2)	To receive and consider the Consolidated Financial Statements of the Company for the years ended December 31, 2001 and December 31, 2002;

(3)	To reappoint the Company’s auditor, BDO Ziv Haft, as the Company’s independent auditor for the 2002 and 2003 fiscal years;

(4)	To approve the compensation to be paid to officers who are also directors of the Company, including the grant of options to purchase Ordinary Shares;

(5)	To approve the fees of the outside directors of the Company;

(6)	To approve the amendment of the Company’s Memorandum of Association, including change of the Company’s name;

(7)	To ratify the procurement of insurance coverage for the directors and officers of the Company;

(8)	To approve the indemnification of directors and officers of the Company by authorizing the Company to to execute indemnification letters with its directors and officers; and

(9)	To approve the increase in the number of reserved shares for the Company’s Employee Share Option Plan.

        Shareholders of record at the close of business on June 19, 2003 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

GAD GOLDSTEIN
Chairman of the Board of Directors

June 19, 2003

        The audited financial statements of the Company for the fiscal year ended December 31, 2001 and the Annual Report of the Company on Form 20-F for the fiscal year ended December 31, 2002, including financial statements, are enclosed, but are not a part of the proxy solicitation material.

CRYSTAL SYSTEMS SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”) of Crystal Systems Solutions Ltd. (“Crystal” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on Wednesday, July 23, 2003 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

        It is proposed that at the Annual General Meeting: (i) the number of directors will be set at 9 (nine) and 9 (nine) persons be elected to the Board of Directors, of which one person is one of the Company’s outside directors which will remain in office and his term of service will be extended in accordance with the Israeli Companies Law; (ii) the Consolidated Financial Statements of the Company for the fiscal years ended December 31, 2001 and December 31, 2002 be received and considered; (iii) BDO Ziv Haft be reappointed as the Company’s independent auditor for the 2002 and 2003 fiscal years; (iv) the compensation to be paid to officers who are also directors of the Company, including the grant of options to purchase Ordinary Shares be approved; (v) the fees of the outside directors of the Company be approved; (vi) the amendment of the Company’s Memorandum of Association, including the change of the Company’s name be approved; (vii) the procurement of an insurance coverage for the directors and officers of the Company be ratified; (viii) the indemnification of directors and officers of the Company by authorizing the Company to execute indemnification letters with its directors and officers be approved; and (ix) the increase in the number of reserved shares for the Company’s Employee Share Option Plan be approved.

        The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 19, 2003 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about June 23, 2003, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        The Company had outstanding on June 16, 2003, 13,449,009 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 35% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of June 16, 2003, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares, and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned		Percent of Total Shares(1)
Formula Systems (1985)Ltd	7,909,491	(2)	58.8%
3 Hagalim Boulevard
Herzlia 46725, Israel
Aaron Crystal	1,193,700	(3)	7.8%
All directors and officers as a group (9 persons)(4)	2,945,962	(5)	21.5%

(1)	Percentages in the above table are based on 13,449,009 Ordinary Shares outstanding as of June 16, 2003 and do not include 1,870,565 Ordinary Shares held by two subsidiaries of the Company.

(2)	Formula Systems (1985) Ltd. (“Formula”) owns of record 7,909,491 Ordinary Shares. Messrs. Dan Goldstein and Gad Goldstein have entered into agreements that require such individuals to vote their Ordinary Shares (an aggregate of 880,829 shares) as instructed by Formula. As a result of such voting agreements, Formula beneficially owns approximately 65.4% of the outstanding Ordinary Shares. Dan Goldstein is Chairman of the Board and Chief Executive Officer of Formula and owns 20% of the outstanding shares of Formula. Gad Goldstein is a director and President of Formula and owns 3.2% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of the Ordinary Shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the Ordinary Shares beneficially owned by Formula.

(3)	Includes 294 shares beneficially owned by Anat Crystal, Mr. Crystal’s wife.

(4)	As a result of voting agreements between Messrs. Dan and Gad Goldstein who own Ordinary Shares and Formula, Formula is also deemed to beneficially own the shares owned by these individuals (an aggregate of 880,829 shares) as described in Note (2) above.

(5)	Includes currently exercisable options to purchase 246,250 Ordinary Shares, held by certain directors and officers of the Company, and does not include shares owned by Formula which may be deemed beneficially owned by certain directors and officers of the Company as described in Note (2) above.

ITEM 1 — ELECTION OF DIRECTORS

        The number of directors who will serve as members of the Board of Directors is 9. Under the Companies Law, 1999 (the “Companies Law”) the Company is required to appoint at least two outside directors. Prof. Neumann has completed the maximum term of service as an outside director permitted under the Companies Law. Therefore, management proposes to appoint Mr. Michael Chill as an outside director in place of Prof. Neumann. Mr. Katriel Zimet currently serves as an outside director of the Company, and his term of service terminates on December 30, 2003. Management recommends extending the term of service of Mr. Zimet as an outside director of the Company for an additional term permitted under the Companies Law. Accordingly, management proposes to extend the term of service of Mr. Zimet by an additional period, ending on December 31, 2004 and appointing Mr. Michael Chill as an outside director for a term of three years, ending on July 22, 2006.

        In addition to these two outside directors, management recommends 7 nominees to be elected to the Board of Directors at this Meeting.

        It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for setting the number of the Company’s directors at 9 and for the election of the listed nominees named in the following table as directors of the Company. Each of the nominees listed under numbers 1 to 7 below shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the 7 nominees listed under numbers 1 to 7 below, as directors of the Company.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the outside directors listed under numbers 8 and 9 below. In addition, the appointment of the outside directors at the Meeting is dependent upon the occurrence of one of the following: (i) the total number of votes FOR the appointment of the outside directors shall include the votes of at least one third of the Ordinary Shares represented at the Meeting in person or by proxy, which are not considered to be held by controlling persons of the Company (the “Non-Controlling Shares”); or (ii) the total number of votes AGAINST the appointment of the outside directors among the Non-Controlling Shares shall not exceed 1% of the total voting power in the Company. When counting the votes of the Non-Controlling Shares, abstentions shall not be included in such calculations.

        For the purposes of the foregoing paragraph, “Non-Controlling Shares” shall mean Ordinary Shares that are not beneficially owned by Formula. See “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” above.

        In the event that any one or more of the 9 nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The nominees, their present principal occupations or employment, the year in which each first became a director and the number of shares of the Company beneficially owned by each on June 16, 2003, are:

Name	Principal Occupation or Employer	Age	Director Since	Number of Ordinary Shares Beneficially Owned as of June 16, 2003
1.Gad Goldstein(1)	Chairman of the Board of	44	1994	321,829
	Directors of the Company;
	President of Formula

2.Aaron Crystal	Vice Chairman of the board of	59	1987	1,193,700
	Directors; President
3.Arie Kilman(6)	Chief Executive Officer	50	_____	656,433	(2)

4.Iris Yahal	Director; Chief Financial Officer	42	1999	140,000	(2)

5.Dan Goldstein(1)	Director; Chairman of the Board	49	1993	559,000
	of Directors of Formula
6.Shai Beilis(1)(3)	Director; Chairman and Chief	54	1995	______
	Executive Officer of Formula
	Ventures
7.Chanan Weiss	Director	55	2002	75,000	(2)

8.Katriel Zimet(1)(3)(4)	Director; Independent consultant	76	1999	______
	of the Israeli National Board of
	Education
9.Michael Chill (3)(5)	Investment Manager at the hedge	36	_____	______
	fund Iroquois Capital

(1)     Member of the Share Option Committee.
(2)     Includes options to purchase Ordinary Shares that are exercisable within 60 days of June 16, 2003.
(3)     Member of the Audit Committee. Pursuant to the Companies law, following the appointment of Mr. Chill as a outside director at this Meeting, if approved, Mr. Chill will be appointed as a member of the Audit Committee.
(4)     An outside director.
(5)     Proposed to be appointed as an outside director at this Meeting.
(6)     Proposed to be appointed as a director of the Company at this Meeting.

        Gad Goldstein has served as a Chairman of the Board of the Company since April 1998 and as a director of Formula since January 1985. Mr. Goldstein was the Vice President of Formula from 1985 through 1995 and was appointed President of Formula in 1995. He is also a director of other companies within the Formula Group, including New Applicom Ltd., Matrix IT Ltd., Magic Software Enterprise Ltd. and Sivan Training and Systems Ltd., all of which are publicly traded companies. Mr. Goldstein holds a BA degree in Economics and an MA in Business Administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein, a director of the Company.

        Aaron Crystal served as President, Chief Executive Officer and a director of the Company since its formation in 1987 to December 1996 and continues to serve as President and a director of the Company. Since November 1999, he has also served as Vice Chairman of the Company’s Board of Directors. From 1983 to 1987 Mr. Crystal was Vice President-Technical Support of Mehish Computer Services.

        Arie Kilman has served as chief executive officer of the Company since May 2003. Mr. Kilman has also served as president and chief executive officer of BluePhoenix Solutions B.V. since its inspection in October 2001. Mr. Kilman founded in 1984 Liraz Systems Ltd., which was recently acquired by the Company. Mr. Kilman managed Liraz since its inspection and previously served as the president of Liraz. Between 1998 and 2000, Mr. Kilman served as chief executive officer of Level 8 Systems Inc., in which the Company holds capital instruments which, if exercised in full, will increase the Company’s holdings in Level 8 from 1% to 9%. Mr. Kilman holds a BA degree in economics and computer science from New-York University.

        Iris Yahal has served as a director of the Company since January 1999 and as Chief Financial Officer of the Company since October 1995. In addition, Ms. Yahal served as the Controller of several other Formula subsidiaries until December 1996. From 1991 until 1996, Ms. Yahal served as the Controller of Transtech Control Ltd., a subsidiary of Formula. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a BA degree in Accounting and an MA in Business Administration, both from Tel Aviv University and is a certified public accountant in Israel.

        Dan Goldstein has served as a director of the Company since March 1993. Mr. Goldstein has served as Chairman of the Board since 1985. Mr. Goldstein also serves as Chief Executive Officer of Formula since 1985. Mr. Goldstein is also chairman of the boards of directors of other Formula group companies, including Matrix IT Ltd. and New Applicom Ltd. and is a director of several other companies within the Formula group. Mr. Goldstein holds a BA in mathematics and computer sciences and an MA in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

        Shai Beilis served as Chairman of the Board of the Company from December 1995 until April 1998 and as Vice Chairman of the Board from April 1998 until November 1999. Mr. Beilis continues to serve as a director of the Company and as a member of the Company’s audit committee. Mr. Beilis currently serves as Chairman and Chief Executive Officer of Formula Ventures. Mr. Beilis has also served as a director of Formula since December 1997. From July 1993 to the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company. Mr. Beilis holds a B.Sc. in mathematics and economics from the Hebrew University in Jerusalem and an MA in computer science from the Weizmann Institute of Science.

        Chanan Weiss joined the Company in April 2001 as a managing director. From February 2002 through May 2003, he served as chief executive officer of the Company. Since February 2002, Mr. Weiss has also served as a director of the Company. From February 2000 until April 2001, Mr. Weiss served as an executive vice president and chief operating officer of Matrix IT Ltd. Prior to that, from April 1999, Mr. Weiss served as managing director of Nikuv Computers (Israel) Ltd., a subsidiary of Matrix. From 1988 through 1999 Mr. Weiss occupied various managerial positions in IBM Israel. Mr. Weiss holds a B.Sc. degree in Physics from the Technion in Haifa.

        Katriel Zimet has served as one of the independent directors of the Company and a member of the Company’s Audit Committee since January 1999, in accordance with the NASDAQ rules. In December 1999, he was appointed as one of the Company’s outside directors, under the Companies Law. From 1992 until November 1997, Mr. Zimet served as a director of Formula. Since 1987, Mr. Zimet has served as an independent consultant for information systems technology to the Israeli national board of education. Until 1986, Mr. Zimet was director of computing facilities of Telrad Networks Ltd., a major Israeli telecommunications company.

        Michael Chill was recently appointed as investment manager at the hedge fund Iroquois Capital LOP. Prior to that, Mr. Chill was an independent advisor to various high technology companies and Venture Capital firms both in Israel and the United States. During 2002 and the first half of 2003, Mr. Chill served as the president and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Prior to that, from 1999, Mr. Chill served as a managing director in the technology investment banking group at Gruntal and Co. Mr. Chill holds a B.S. in Accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

        The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no appointment of alternates has been made by the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates.

        In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee and a Share Option Committee. Under the Companies Law, each committee of the Board shall include at least one outside director. The Audit Committee shall include all the outside directors.

       Remuneration and Other Information

        The following table sets forth with respect to all directors of the Company as a group, all remuneration paid by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2002:

	Cash and cash-equivalent forms of Remuneration
	Salaries, fees, directors' fees, commissions and Bonuses	Securities or property, insurance benefits or reimbursements, and Personal benefits
All directors as a group (consisting of 8	$424,000(1)	120,000
persons)

(1)	The aggregate remuneration set forth in the foregoing paragraph does not give effect to amounts paid to Formula (through a wholly owned subsidiary) under the terms of a management agreement, as consideration for management services rendered to the Company by certain directors designated by Formula, which currently include Gad Goldstein and Dan Goldstein. Fees paid by the Company to Formula under this agreement for the year ended December 31, 2002 amounted to $180,000.

ITEM 2 – ACCEPTANCE AND CONSIDERATION
OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal years ended December 31, 2001 and December 31, 2002 will be presented and considered.

ITEM 3 — REAPPOINTMENT OF AUDITORS

        BDO Ziv Haft, a member of BDO International, Certified Public Accountants (Israel), has been nominated by the Board of Directors of the Company for reappointment as the independent auditor of the Company for the fiscal years ending December 31, 2002 and December 31, 2003. BDO Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of BDO Ziv Haft. BDO Ziv Haft has served as the independent auditor of the Company since 1993.

        In accordance with the provisions of the Companies Law, the Board of Directors will present at the Meeting the compensation paid to BDO Ziv Haft for its services as an independent auditor of the Company for the fiscal years ended December 31, 2001 and December 31, 2002 and compensation to be paid for the fiscal year ending December 31, 2003.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, BDO Ziv Haft be, and it hereby is, reappointed as the auditor of the Company for the fiscal years ending December 31, 2002 and December 31, 2003.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing BDO Ziv Haft as auditor of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 — APPROVAL OF COMPENSATION
OF OFFICERS WHO ARE ALSO DIRECTORS OF THE COMPANY

        Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholders approval. Mr. Crystal, Mr. Weiss and Ms. Yahal, who are directors of the Company, are also the President, Vice President and Chief Financial Officer, respectively, of the Company.

        Prior to the Meeting, the Company’s Audit Committee and the Board of Directors approved (with Mr. Weiss, Mr. Crystal and Ms. Yahal abstaining, each with respect to their own compensation), subject to the approval of the shareholders of the Company, the compensation, including the grant of options to purchase Ordinary Shares, to the Company’s President, Mr. Crystal; The Company’s Vice President, Mr. Weiss and the Company’s Chief Financial Officer, Ms. Yahal.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

        “RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the remuneration of the Mr. Crystal, the President, Ms. Yahal, Chief Financial Officer and Mr. Weiss, Vice President of the Company, including the grant of options to purchase Ordinary Shares, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the compensation and the grant of options to purchase Ordinary Shares to the Chief Financial Officer, President and Vice President of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution. Whereas Mr. Crystal, Ms. Yahal and Mr. Weiss have an interest in the foregoing proposed resolution, each of Mr. Crystal, Ms. Yahal and Mr. Weiss refrains from making a recommendation with respect to such resolution to the extent that it applies to her or his own compensation.

ITEM 5 – APPROVAL OF FEES OF
THE OUTSIDE DIRECTORS OF THE COMPANY

    Mr.   Katriel Zimet serves as an outside director of the Company and Mr. Chill is nominated in this Annual General Meeting to serve as an outside director of the Company. In recognition of the value of the services to be contributed by Mr. Chill and Mr. Zimet as outside directors of the Company, the Board of Directors has approved (with Mr. Zimet abstaining), subject to the approval of the shareholders of the Company, in compliance with the Companies Law and the regulations promulgated thereunder, the payment of compensation to each of Messrs. Zimet and Chill, for the period beginning on the date of the upcoming Annual General Meeting until the end of their term of service as outside directors of the Company.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that following the approval by the Audit Committee and the Board of Directors of the Company, in compliance with the Companies Law, 1999 and the regulations promulgated thereunder, the payment of director’s fees to each of Messrs. Chill and Zimet, for the period from the date of this Annual General Meeting until the end of their term of service as outside directors be, and the same hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the fees of the outside directors of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution. Whereas Mr. Zimet has an interest in the foregoing proposed resolution, Mr. Zimet refrains from making a recommendation with respect to such resolution.

ITEM 6 – AMENDMENT OF THE COMPANY’S
MEMORANDUM OF ASSOCIATION

        As a result of the Company’s recent completed acquisition of Liraz Systems Ltd. which operates worldwide through several wholly owned subsidiaries, including BluePhoenix Solutions B.V. and BluePhoenix’s international subsidiaries, it is proposed to change the name of the Company to “BluePhoenix Solutions Ltd.”. Under the Companies Law, the change of the Company’s name is subject to the approval of the Israeli Companies’ Registrar. In the event that the proposed name is not approved by the Israeli Companies’ Registrar due to its similarity to another existing registered name or for any other reason, the Company will revise its application to similar names containing the word “BluePhoenix”, such as “BluePhoenix Modernization Solutions Ltd”.

        The Companies Law provides that, with respect to companies incorporated prior to the effectiveness of the Companies Law, a change of the Company’s Memorandum of Association (“Memorandum”), should be approved by the affirmative vote of the holders of 75% (seventy five percent) of the voting power represented at the Meeting in person or by proxy, unless otherwise provided in the Memorandum. Therefore, it is proposed that the Company’s Memorandum will be amended to include a provision which allows revision of certain provisions of the Company’s Memorandum with respect to the Company’s name and its purposes by a simple majority of the General Meeting of the Company.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s Memorandum of Association be, and hereby is, amended as follows:(i) the Company’s name, as stated in Section 1 in the Memorandum, is changed from “Crystal Systems Solutions Ltd.” to “BluePhoenix Solutions Ltd.” or other similar name approved by the Companies’ Registrar, which contains the word “BluePhoenix”; and (ii) the following provision be added to the Company’s Memorandum as Section 5: “Resolution of the General Meeting with respect to changes in the Company’s Memorandum with respect to the Company’s name and its purposes only shall be carried by a majority of those present and voting at a General Meeting (a simple majority).”.”

        The affirmative vote of the holders of 75% (seventy five percent) of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the amendment of the Company’s Memorandum.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 7 – RATIFICATION OF PROCUERMENT OF INSURANCE COVERAGE
FOR THE DIRECTORS AND OFFICERS OF THE COMPANY

        Pursuant to the Companies Law, if the Articles of Association of a company so permit, a company may procure an insurance coverage for its directors and officers for the insurance of their liability in connection with acts or omissions done by them in their capacity as officers of the company.

Article 33.3 of the Articles of Association of the Company provides as follows:
“Subject to the provisions of the Companies law, the Company may enter into a contract for the insurance of all or a part of the liability of any Officer imposed on the Officer in respect of an act performed in his capacity as an Officer, in respect of each of the following:
(i)	a breach of his duty of care to the Company or to another person;
(ii)	a breach of his duty of loyalty to the Company, provided that the Officer acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;
(iii)	a financial obligation imposed on him in favor of another person”.

        Under the Companies Law, procurement of insurance coverage by a company for its directors and officers for the insurance of their liability in connection with acts or omissions done by them in their capacity as officers of the company must be approved by the company’s Audit Committee, Board of Directors and shareholders. The Company’s Audit Committee and Board of Directors have ratified the procurement of such insurance. The shareholders of the Company are being asked to ratify the proposed procurement of insurance coverage for the directors and officers of the Company.

        Pursuant to the Companies Law, in the event that all of the members of the Audit Committee and the Board of Directors have a personal interest in the matter brought for discussion, they are permitted to be present at the discussions vote thereon, provided, however, that the shareholders’ approval is obtained.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, the procurement of insurance coverage for the insurance of the Company’s directors and officers to the extent permitted by the Companies Law and the Company’s Articles of Association by the Company be, and it herby is, ratified.”

        Whereas all the directors of the Company, including the external directors, have an interest in the foregoing proposed resolution, the Board of Directors refrains from making a recommendation with respect to such resolution.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution ratifying the procurement of the insurance coverage for the insurance of the Company’s directors and officers.

ITEM 8 — INDEMNIFICATION OF DIRECTORS AND OFFICE HOLDERS

        The Board of Directors proposes that the Company be authorized to grant indemnification letters to its office holders, including its directors.

        Under the Companies Law, a company’s indemnification of its directors and officers, must be approved by the company’s Audit Committee and Board of Directors, and a company’s indemnification of its directors and officers who also serve as directors, must be approved by the shareholders as well. The Company’s Audit Committee and Board of Directors have approved the grant of indemnification letters to the Company’s directors and officers. The shareholders of the Company are being asked to approve the proposed grant of indemnification letters as described below.

        Clause 33 of the Company’s Articles of Association provides that, subject to the Companies Law, the Company may resolve to exempt in advance an office holder from all or some of the office holder’s responsibility for damage resulting from the office holder’s breach of its duty of care towards the Company.

        The Company’s Articles of Association also provide that, subject to the Companies Law, the Company may indemnify an office holder in respect of an obligation or expense specified below imposed on the office holder in respect of an act performed in his capacity as an office holder, as follows: (i) a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by a court; and (ii) reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

        The Company may undertake to indemnify an office holder as aforesaid (i) as a commitment in advance to indemnify an office holder, provided that such commitment shall be limited to such events which in the opinion of the Board of Directors can be foreseen at the time the undertaking to indemnify is provided, and to the amounts that the Board of Directors deems reasonable under the circumstances, but in no event more than 25% of the Company’s equity; or (ii) post factum.

        Subject to shareholders approval, the Company will grant indemnification letters to its directors and officers, that provide, among other things, that the Company shall indemnify each of the directors to the maximum extent permitted by the Company’s Articles of Association as detailed above. Advance payments for coverage of legal expenses in criminal proceedings will be required to be repaid by the office holder to the Company if such office holder is found guilty of a crime which requires proof of criminal intent, or if it is determined that the office holder is not lawfully entitled to such indemnification.

        The indemnification will be limited to the expenses and matters detailed above insofar as they result from the office holders’ actions which includes, among others, the following matters: the offering of securities by the Company to the public and/or to private investors or the offer of the Company to purchase securities from the public and/or from private investors or other holders, pursuant to a prospectus, agreements, tenders or other proceedings; occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and traded on the NASDAQ and on the Tel Aviv Stock Exchange; and occurrences in connection with investments the Company or its affiliates make in other corporations.

        The Company’s indemnification of its office holders for the matters and in the circumstances described herein, shall not exceed 25% of the Company’s equity.

        Indemnification will be subject to prompt notice by the office holder of any legal proceedings initiated against it, and to the Company’s right to conduct the defense in respect of such legal proceedings, and to conclude such proceedings as the Company sees fit, with the cooperation of the office holder with the Company.
        The general form of the indemnification letter to be executed by the Company with its directors and officers is enclosed.

        Pursuant to the Companies Law, in the event that all of the members of the Audit Committee and the Board of Directors have a personal interest in the matter brought for discussion, they are permitted to be present at the discussions vote thereon, provided, however, that the shareholders’ approval is obtained.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company be authorized to grant indemnification letters to its directors and officeholders, in accordance with the specified principles.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the authorization of the Company to grant indemnification letters to its directors and office-holders.

        Whereas all the directors of the Company, including the external directors, have an interest in the foregoing proposed resolution, the Board of Directors refrains from making a recommendation with respect to such resolution.

ITEM 9 – INCREASE IN THE NUMBER OF RESERVED
SHARES FOR THE COMPANY’S EMPLOYEES SHARE OPTION PLAN

        In 1996, the Company approved two option plans: (i) the Crystal 1996 Employee Share Option Plan (the “Plan”); and (ii) the Crystal 1996 Employee Option Plan Part II (the “Second Plan”), (collectively, the “Plans”). The aggregate number of shares reserved for issuance under the Plans was 1,300,000 shares. In 1999, the shareholders approved an amendment to the Plans allowing an increase to 2,000,000 Ordinary Shares reserved for issuance under the Plans. Of these shares, 145,900 shares were reserved for issuance under the Second Plan, all of which have been issued pursuant to options granted under the Second Plan. An additional 1,854,100 shares were reserved for issuance under the Plan. In 2001 and 2002, the shareholders approved amendments to the Plan allowing an increase of an of aggregate 845,900 Ordinary Shares that brought to 2,845,900 the number of Ordinary Shares reserved for issuance under the Plans. The Plan is administered by the Board of Directors of the Company. The Board appointed a share option committee to administer the Plan, which currently consists of Gad Goldstein, Shai Beilis, Katriel Zimet and Dan Goldstein. The Plan provides that options may be granted to any employee of the Company or its affiliates, including employees who are also members of the Board of Directors, at an exercise price determined by the Board in its sole and absolute discretion. Under the Plan, options may be granted from time to time through October 6, 2006. The grantee is responsible for all personal tax consequences of the grant and the exercise of options.

        As of June 16, 2003, options to purchase up to an aggregate of 2,822,760 Ordinary Shares have been granted under the Plan, leaving a remainder of only 23,140 authorized but unissued Ordinary Shares for the purposes of the Plan.

        In order to allow the Company to continue to use the Plan for its intended purposes, the Board of Directors has adopted, subject to the approval of the shareholders, an amendment to the Plan allowing an increase of an additional 500,000 Ordinary Shares which will bring to 3,200,000 the number of Ordinary Shares reserved for issuance under the Plan.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the first sentence of Section 6 of the Crystal 1996 Employee Share Option Plan be amended to provide that ‘The Company has reserved 3,200,000 authorized Shares for purposes of the Plan subject to adjustments as provided in Section 11 hereof.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the increase in the number of reserved shares under the Crystal 1996 Employee Share Option Plan.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

By Order of the Board of Directors,

GAD GOLDSTEIN
Chairman of the Board of Directors

Dated: June 19, 2003

Crystal Systems Solutions Ltd.
LETTER OF INDEMNIFICATION
_____, 2003

Dear _____________ [director, office-holder]

This Letter of Indemnification (this "Letter") is written to you by Crystal Systems Solutions Ltd. (the "Company") as follows:

To the fullest extent permitted by the Company’s Articles of Association, the Company hereby agrees as follows:

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law, in respect of the following:

1.1.	a financial obligation imposed on you in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by a court; and

1.2.	reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in a criminal charge from which you were acquitted, or in a criminal proceeding in which you were convicted of an offense that does not require proof of criminal intent.

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1.	a breach of your duty of loyalty, except to the extent you acted in good faith and that you had reasonable grounds to assume that the act would not cause any harm to the company or any affiliate thereof, as applicable;

2.2.	a breach of your duty of care, committed intentionally or recklessly;

2.3.	an act or omission done with the intent to unlawfully realize personal gain;

2.4.	a fine or monetary settlement imposed upon you.

3.	Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

4.	The indemnification will be limited to the expenses mentioned in Section 1.2 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and to the matters mentioned in Section 1.1 above insofar as they result from your actions in the following matters or in connection therewith:

4.1.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders, pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

4.2.	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on the National Association of Securities Automated Quotation (NASDAQ) and on the Tel-Aviv stock exchange;

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4.3	Occurrences in connection with investments in the Company and/or any affiliate thereof make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof;

4.4	Actions taken in connection with the sale, purchase and/or holding of negotiable securities on behalf of or in the name of the Company;

4.5	A “Transaction” as defined in Clause 1 to the Companies Law, including a transfer, purchase and/or sale of corporations, assets, securities or liabilities, or the receiving of any right in any one of the above and any action connected directly or indirectly with such Transaction;

4.6	A change of structure of the Company or the reorganization of the Company or any decision pertaining to there issues, including, but not limited to, split, merger, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or Distribution (as defined in the Companies Law);

4.7	An announcement, a statement, including position taken, or an opinion made in good faith by an officer, in the course of his duties and in conjunction with his duties, including during a meeting of the Board of Directors of the Company or any committee thereof;

4.8	Occurrences in connection with employees, consultants or other individuals or entities employed by or providing services to the Company, relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service;

4.9	Occurrences in connection with the lenders or other creditors or for money borrowed by, or other indebtedness of, the Company;

4.10	Any of the above matters, pursuant to the officer's position in an affiliated corporation of the Company.

5.	The total amount of indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to 25% of the Company’s Equity.

6.	The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 5 above.

7.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

8.	In all indemnifiable circumstances indemnification will be subject to the following:

8.1.	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you.

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8.2.	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings. The Company shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.

8.3.	You will fully cooperate with the Company in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

8.4.	If, in accordance with Section 8.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

8.5.	The Company will have no liability or obligation pursuant to this Letter or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

9.	The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above.

10.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above. The Company may, in its discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter.

11.	This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

        This Letter is being issued to you pursuant to the resolutions adopted by the Audit committee and the Board of Directors on May 18, 2003 and the Shareholders of the Company on July 23, 2003.

        Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours,

                          Crystal Systems Solutions Ltd.

Agreed:
Signature: ______________________________

Name: _________________________________

Title: __________________________________

Date: __________________________________

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